March 19, 2021
Office of Manufacturing,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:	Erin Purnell

Re:	Acceleration Request for Leonardo DRS, Inc. Requested Date: March 23, 2021 Requested Time: 4:00 p.m., Eastern Standard Time Registration Statement on Form S-1 (File No. 333-253583)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Leonardo DRS, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-253583) (the “Registration Statement”) to become effective on March 23, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter, or at such other time as Leonardo DRS, Inc. or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name:	Edward C. Eppler
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jin Izawa
Name:	Jin Izawa
Title:	Executive Director

cc:	Geoffrey Kruczek, Securities and Exchange Commission
Mark A. Dorfman, Leonardo DRS, Inc.
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Scott D. Miller, Sullivan & Cromwell LLP
[Signature page to Underwriters’ Acceleration Request]